Filed pursuant to Rule 433
Registration No. 333-200089

December 9, 2015

The Bank of Nova Scotia
US$1,250,000,000

4.500% Subordinated Notes due 2025
(Non-Viability Contingent Capital (NVCC))

(Subordinated Indebtedness)

Issuer:	The Bank of Nova Scotia (the “Bank”)
Issue:	4.500% Subordinated Notes due 2025 (Non-Viability Contingent Capital (NVCC)) (the “Notes”)
Format:	SEC Registered – Registration Statement No. 333-200089
Status and Subordination:

The Notes will be the Bank’s direct unsecured obligations, constituting subordinated indebtedness for the purpose of the Bank Act (Canada), ranking equally and rateably with all of the Bank’s other subordinated indebtedness from time to time issued and outstanding.

The Notes will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation.

Principal Amount:	US$1,250,000,000
Expected Ratings*:	BBB+ / A3 / A (Low) (S&P / Moody’s / DBRS)
Trade Date:	December 9, 2015
Settlement Date:	December 16, 2015 (T+5)
Maturity Date:	December 16, 2025
Interest Rate:	4.500% per annum
Interest Payment Dates:	June 16 and December 16 of each year, commencing on June 16, 2016
Day Count / Business Day Convention:	30/360; following, unadjusted
Price to Public (Issue Price):	99.992%
Net Proceeds (before expenses):	US$1,244,275,000

Benchmark Treasury:	2.250% due November 15, 2025
Benchmark Treasury Price and Yield:	100-14; 2.201%
Spread to Benchmark Treasury:	T+ 230 basis points
Yield to Maturity:	4.501%
NVCC Automatic Conversion:

Upon the occurrence of a Trigger Event (as defined below), each outstanding Note will automatically and immediately be converted, on a full and permanent basis, without the consent of the holders thereof, into that number of fully-paid common shares of the Bank (the “Common Shares”) determined by dividing (a) the product of the Multiplier (as defined below) multiplied by the Note Value (as defined below), by (b) the Conversion Price (as defined below).

“Conversion Price” means, in respect of each Note, the greater of (i) the Floor Price (as defined below), and (ii) the Current Market Price (as defined below).

“Current Market Price” means the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) or, if not then listed on the TSX, on another exchange or market chosen by the board of directors of the Bank on which the Common Shares are then traded, for the 10 consecutive trading days ending on the trading day immediately prior to the date on which the Trigger Event occurs (with the conversion occurring as of the start of business on the date on which the Trigger Event occurs), converted (if not denominated in U.S. dollars) into U.S. dollars at the Prevailing Rate (as defined below) on the day immediately prior to the date on which the Trigger Event occurs. If no such trading prices are available, Current Market Price shall be the Floor Price.

“Floor Price” means the U.S. dollar equivalent of CAD$5.00 converted into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs, subject to adjustment in the event of (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all holders of Common Shares as a stock dividend, (ii) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares, or (iii) the reduction, combination or consolidation of the Common Shares into a lesser number of Common Shares. The adjustment shall be calculated to the nearest one-tenth of one cent provided that no adjustment of the Floor Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Floor Price then in effect; provided, however, that in such case any adjustment that would otherwise be required to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment which, together with any adjustments so carried forward, will amount to at least 1% of the Floor Price.

“Multiplier” means 1.5.

“Note Value” means, in respect of each Note, US$1,000 plus accrued and unpaid interest on such Note as at the date of the Trigger Event.

“Prevailing Rate” means, in respect of any currencies on any day, the spot rate of exchange between the relevant currencies prevailing as at or about 12:00 noon (New York time) on that date as appearing on or derived from the Relevant Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12:00 noon (New York time) on the immediately preceding day on which such rate can be so determined or, if such rate cannot be so determined by reference to the Relevant Page, the rate determined in such other manner as an Independent Financial Adviser (as defined in the Prospectus) shall consider in good faith appropriate.

“Relevant Page” means the relevant page on Bloomberg or such other information service provider that displays the relevant information.

Trigger Event:

Trigger Event has the meaning set out in the Office of the

Superintendent of Financial Institutions Canada (“OSFI”), Guideline for Capital Adequacy Requirements (CAR), Chapter 2 - Definition of Capital effective January 1, 2013, as such term may be amended or superseded by OSFI from time to time, which term currently provides that each of the following constitutes a Trigger Event:

• the Superintendent publicly announces that the Bank has been advised, in writing, that the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and that, after the conversion of the Notes and all other contingent instruments issued by the Bank and taking into account any other factors or circumstances that are considered relevant or appropriate, it is reasonably likely that the viability of the Bank will be restored or maintained; or

• a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent or agency thereof without which the Bank would have been determined by the Superintendent to be non-viable.

Events of Default:	An Event of Default will occur only if the Bank becomes bankrupt or insolvent or becomes subject to the provisions of the Winding-up and Restructuring Act (Canada), consents to the institution of bankruptcy or insolvency proceedings against it, resolves to wind-up, liquidate or dissolve, is ordered wound-up or otherwise acknowledges its insolvency. Failure to make a payment when due will not constitute an Event of Default and an NVCC Automatic Conversion upon the occurrence of a Trigger Event will not constitute an Event of Default.
Common Share Corporate Event:	In the event of a capital reorganization, consolidation, merger or amalgamation of the Bank or comparable transaction affecting the Common Shares, the Bank will take necessary action to ensure that holders of Notes receive, pursuant to a NVCC Automatic Conversion, the number of Common Shares or other securities that such holders would have received if the NVCC Automatic Conversion occurred immediately prior to the record date for such event.
Prohibited Owners:	Upon an NVCC Automatic Conversion, the Bank reserves the right not to deliver some or all, as applicable, of the Common Shares issuable thereupon to any person whom the Bank or either Trustee has reason to believe is an Ineligible Person (as defined in the Prospectus) or any person who, by virtue of the operation of the NVCC Automatic Conversion, would become a Significant Shareholder (as defined in the Prospectus) through the acquisition of Common Shares.
Redemption:

The Bank may, at its option, with the prior written approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”), redeem the Notes, in whole but not in part, at any time within 90 days following a Regulatory Event Date (as defined in the Prospectus), at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of redemption.

Additionally, the Bank may, at its option, with the prior written approval of the Superintendent, redeem the Notes, in whole but not in part, on any date following the occurrence of a Tax Event (as defined in the Prospectus) at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of redemption.

Form and Denomination:	The Notes will be issued in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company. The Notes will be issued only in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Use of Proceeds:	The net proceeds of this offering will be used for general business purposes.
Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Scotia Capital (USA) Inc. UBS Securities LLC
Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
CUSIP/ISIN:	064159 HB5 / US064159HB54

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Bank has filed a registration statement (File No. 333-200089) (including a base shelf prospectus dated December 1, 2014) and a preliminary prospectus supplement dated December 2, 2015 (including the base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146, Goldman, Sachs & Co. at (866) 471-2526, J.P. Morgan Securities LLC at (212) 834-4533, Scotia Capital (USA) Inc. at (800) 372-3930 or UBS Securities LLC at (888) 827-7275.